UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF

eLong, Inc.

(Exact Name of Registrant as Specified in its Charter)

Block B, XingKe Plaza Building

10 Jiuxianqiao Zhonglu

Chaoyang District, Beijing 100016

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(1):                     No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(7):                     No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On April 19, 2006, eLong, Inc. (the “Company”) issued a press release regarding its fourth quarter and fiscal year 2005 unaudited financial results. The Company’s press release is furnished as Exhibit 99.1. In addition, on April 19, 2006, the Company’s management team hosted a conference call to discuss the earnings press release. The information herein and in the press release is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Use of Non-GAAP Financial Information

To supplement our consolidated financial statements presented herein in accordance with United States generally accepted accounting principles (“GAAP”), the Company also uses non-GAAP measures of adjusted net income and adjusted diluted income per ADS, which are adjusted from results based on GAAP to exclude the impact of non-cash charges related to certain stock based compensation, as well as the impact of charges related to intangibles. Management believes these non-GAAP financial measures enhance the user’s overall understanding of our current financial performance and our prospects for the future and, additionally, uses these non-GAAP financial measures for the general purpose of analyzing and managing the Company’s business. Specifically, we believe the non-GAAP financial measures provide useful information to both management and investors by excluding certain charges that we believe are not indicative of our core operating results. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with GAAP.

Any statements contained in this documents that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they related to the Company are intended to identify such forward-looking statements. The Company undertakes no obligations to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company’s future financial results are discussed more fully in the Company’s filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed for the year ended December 30, 2004. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

Exhibits.

99.1      Press Release issued by the Company on April 19, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: April 19, 2006	ELONG, INC.

	By:	/s/ Derek Palaschuk
	Name:	Derek Palaschuk
	Title:	Chief Financial Officer

EXHIBIT 99.1

eLong Reports Fourth Quarter and Fiscal Year 2005 Unaudited Financial Results

BEIJING, China –April 19, 2006 - eLong, Inc. (NASDAQ: LONG), a leading online travel service provider in China, today reported unaudited financial results for the fourth quarter and fiscal year ended December 31, 2005.

Business Highlights

Highlights for the fourth quarter 2005:

•	Travel revenues increased 54% year-over-year and 6% sequentially to RMB56.1 million (US$6.9 million), and total revenues improved 65% year-over-year and 11% sequentially to RMB64.8 million (US$8.0 million);

•	Hotel commissions increased 42% year-over-year and 10% sequentially to RMB45.6 million (US$5.6 million);

•	Air ticketing commissions increased 162% year-over-year and 1% sequentially to RMB7.6 million (US$936,000); air ticketing represented 13% of total travel revenues in the fourth quarter as compared to 8% in the same period one year ago as the Company continues to diversify from its lodging revenue base;

•	As of December 31, 2005, the Company’s cash balance and restricted cash and cash equivalents were US$131.9 million, including restricted cash and cash equivalents of US$9.4 million;

Highlights for fiscal 2005:

•	Total revenues increased 57% year-over-year to RMB211.9 million (US$26.3 million) and travel revenues increased 59% year-over-year to RMB191.5 million (US$23.7 million);

•	Hotel commissions increased 40% year-over-year to RMB152.0 million (US$18.8 million); and

•	Air ticketing commissions increased 136% year-over-year to RMB23.8 million (US$2.9 million).

“We are pleased to report another strong quarter of travel revenue growth of 54%. I am pleased to have joined eLong at this exciting stage in the company’s development, and look forward to building on eLong’s solid foundation and deep relationship with Expedia,” remarked Tom SooHoo, Chief Executive Officer of eLong. Mr. SooHoo joined the Company in January of this year.

Business Results

Total revenues for the fourth quarter ended December 31, 2005 were RMB64.8 million (US$8.0 million), an increase of 65% from RMB39.2 million (US$4.7 million) reported in the same period in 2004, and an increase of 11% from RMB58.2 million (US$7.2 million) reported in the third quarter.

Total revenues for fiscal 2005 were RMB211.9 million (US$26.3 million), an increase of 57% from RMB135.3 million (US$16.3 million) in fiscal 2004.

Revenue from hotel commissions for the fourth quarter of 2005 totaled RMB45.6 million (US$5.6 million), an increase of 42% from RMB32.1 million (US$3.9 million) year-over-year, and an increase of 10% from RMB41.5 million (US$5.1 million) sequentially.

The increases in hotel commissions were primarily due to higher room volumes accompanied by higher hotel commission per room night. Hotel room nights booked through eLong increased 24% to 724,000 in the fourth quarter from 582,000 in the corresponding period a year ago, and were up 6% sequentially from 684,000 in the third quarter.

Hotel commissions per room night were RMB63 in the fourth quarter of 2005, up 15% from RMB55 in the corresponding period a year ago and up 3% from RMB61 in the third quarter mainly due to higher commissions associated with increased volume.

Revenue from hotel commissions for fiscal 2005 totaled RMB152.0 million (US$18.8 million), an increase of 40% from RMB108.2 million (US$13.1 million) in fiscal 2004. The total number of hotel room nights booked through eLong in fiscal 2005 was 2.54 million compared to 1.97 million in fiscal 2004, an increase of 29%. Hotel commissions per room night were RMB60 in 2005, up 9% from RMB55 in fiscal 2004 mainly due to higher commissions associated with increased volume.

“By year-end 2005 we offered our customers a choice of hotel rooms at discounted rates in nearly 3,100 hotels in 278 cities across Greater China as compared to 2,600 hotels in 220 cities at year-end 2004, reflecting our continuing efforts to provide a greater selection of travel products and services to our customers,” said Frank Zheng, Vice President of Travel Services.

Revenues from air ticketing during the fourth quarter of 2005 totaled RMB7.6 million (US$936,000), an increase of 162% from RMB2.9 million (US$347,000) year-over-year, and an increase of 1% from RMB7.5 million (US$927,000) sequentially. Volume in air segment sales continued to grow with 215,000 air segments sold in the fourth quarter, an increase of 156% from 83,000 in the corresponding period a year ago and 9% higher than the 198,000 sold in the third quarter.

“Growth in air ticketing revenues was primarily driven by the acquisition of new air customers, increased sales of air tickets to eLong’s existing hotel customer base and better product offerings,” explained Andy Clayton, Vice President of Air.

Revenues from air ticketing for fiscal 2005 totaled RMB23.8 million (US$2.9 million), an increase of 136% from RMB10.1 million (US$1.2 million) in fiscal 2004. Air segment sales were 651,000 in fiscal 2005, an increase of 160% from 250,000 air segments sold in fiscal 2004.

Other travel revenue in the fourth quarter of 2005 was RMB2.9 million (US$365,000), an increase of 104% from RMB1.4 million (US$175,000) year-over-year, and a decrease of 26% from RMB4.0 million (US$492,000) sequentially. The year-over-year increase occurred because the results of Ray Time, an operator of hotel loyalty programs across China acquired by eLong in November 2004, were not fully included in the corresponding period a year ago. The sequential decrease was due to the closing of unprofitable Ray Time projects.

Other travel revenue in fiscal 2005 was RMB15.7 million (US$2.0 million) as compared to RMB2.5 million (US$298,000) in fiscal 2004 with the increase mainly due to the inclusion of Ray Time since its acquisition in November 2004.

Gross margins in the fourth quarter were 82% as compared to 79% in the corresponding period a year ago and 82% in the third quarter.

Gross margins in fiscal 2005 were 81% as compared to 83% in fiscal 2004. The year-over-year decrease in gross margins was a result of additional investment in eLong’s hotel call center and the increased revenue contribution from the air ticketing business, which has lower gross margins than the hotel business.

Service development, sales and marketing and general and administrative expenses for the fourth quarter of 2005 totaled RMB60.1 million (US$7.5 million), an increase of 68% from RMB35.8 million (US$4.3 million) year-over-year, and an increase of 26% from RMB47.8 million (US$5.9 million) sequentially. These expenses for fiscal 2005 were RMB189.6 million (US$23.5 million), an increase of 65% from RMB115.2 million (US$13.9 million) in fiscal 2004.

Service development expenses were RMB12.7 million (US$1.6 million) in the fourth quarter of 2005, an increase of 181% from RMB4.5 million (US$548,000) year-over-year, and an increase of 36% from RMB9.4 million (US$1.2 million) sequentially as eLong strengthened its investments in technology, including the eLong.com website and the Company’s air, hotel and vacation package products.

Service development expenses for fiscal 2005 were RMB38.6 million (US$4.8 million), an increase of 166% from RMB14.5 million (US$1.8 million) in fiscal 2004 with the year-on-year increase similarly due to the increased investment in our website and product offerings.

Sales and marketing expenses were RMB31.0 million (US$3.8 million) in the fourth quarter of 2005, an increase of 52% from RMB20.4 million (US$2.5 million) year-over-year, and an increase of 18% from RMB26.2 million (US$3.2 million) in the third quarter. The year-over-year rise was due to increases in business volume and customer acquisition in the fourth quarter. Sales and marketing expenses in the fourth quarter of 2005 were 48% of revenues as compared to 52% in the corresponding period a year ago and 45% in the third quarter.

Sales and marketing expenses for fiscal 2005 were RMB104.2 million (US$12.9 million), an increase of 42% from RMB73.4 million (US$8.9 million) in fiscal 2004. Sales and marketing expenses for fiscal 2005 were 49% of revenues as compared to 54% in fiscal 2004, indicating that eLong is improving operating leverage due to its growing brand acceptance and recognition in the market.

General and administrative expenses were RMB16.4 million (US$2.0 million) in the fourth quarter of 2005, an increase of 52% from RMB10.8 million (US$1.3 million) year-over-year, and an increase of 35% from RMB12.2 million (US$1.5 million) sequentially. The year-over-year and sequential increases were due to additional professional fees, headcount expenses and other expenditures associated with the expansion of our business. The Company also recorded an allowance for doubtful accounts of RMB3.3 million (US$408,000) mainly for its air business and a RMB2.0 million (US$248,000) discretionary bonus to non-senior management employees in the fourth quarter of 2005.

General and administrative expenses for fiscal 2005 were RMB46.7 million (US$5.8 million), an increase of 71% from RMB27.3 million (US$3.3 million) in fiscal 2004. The rise was due to additional professional fees, headcount expenses and other expenditures associated with the business expansion and public company expenses.

Operating loss in the fourth quarter of 2005 was RMB14.2 million (US$1.8 million), as compared with an operating loss of RMB10.0 million (US$1.2 million) in the corresponding period of 2004 and RMB24.6 million (US$3.0 million) in the third quarter of 2005. Excluding a one-time non cash writedown in goodwill and intangibles of RMB17.5 million (US$2.2 million), the operating loss in the third quarter of 2005 was RMB7.1 million (US$876,000). Operating loss, excluding the impact of the writedown in goodwill and intangibles, increased sequentially as a result of the continuing investment in the business.

The operating loss for fiscal 2005 amounted to RMB65.3 million (US$8.1 million) as compared to an operating loss of RMB20.2 million (US$2.4 million) in fiscal 2004. Excluding the writedown of Ray Time’s goodwill and intangibles, amortization of intangibles, amortization of non cash stock and other non cash compensation, operating loss for fiscal 2005 would have been RMB29.1 million (US$3.6 million).

Other income, which represents interest income, unrealized exchange gains/losses and other non operating income/expenses, was RMB6.5 million (US$805,000) for the fourth quarter, as compared to other income of RMB1.7 million (US$204,000) in the corresponding period one year ago, and other loss of RMB15.2 million (US$1.9 million) in the third quarter of 2005. The sequential increase in other income was primarily due to a lower unrealized exchange loss on the translation for financial reporting purposes of eLong’s US dollar denominated cash deposits into Renminbi. The unrealized exchange loss was RMB2.4 million (US$302,000) in the fourth quarter of 2005 as compared to an unrealized exchange loss of RMB23.4 million (US$2.9 million) in the third quarter. The unrealized foreign exchange loss in the third quarter was higher than the fourth quarter because of the Renminbi revaluation in July of 2005.

Other income for fiscal 2005 was RMB4.2 million (US$517,000) with additional interest income being partially offset by unrealized exchanges losses, as compared to other income of RMB2.1 million (US$256,000) in fiscal 2004.

The Company recorded a net loss of RMB8.7 million (US$1.1 million) for the fourth quarter, compared to a net loss of RMB8.3 million (US$1.0 million) in the corresponding period a year ago, and a net loss of RMB40.5 million (US$5.0 million) in the third quarter. The US GAAP diluted loss per ADS for the fourth quarter was RMB0.34 (US$0.042), compared to US GAAP diluted loss per ADS of RMB0.68 (US$0.082) in the corresponding period a year ago and US GAAP diluted loss per ADS of RMB1.62 (US$0.200) in the third quarter. Adjusted loss for the fourth quarter (a non-GAAP measure) was RMB1.9 million (US$237,000), compared to adjusted loss of RMB5.2 million (US$630,000) in the year earlier period and adjusted income of RMB4.9 million (US$609,000) in the third quarter. Diluted adjusted loss per ADS for the fourth quarter (also a non-GAAP measure) was RMB0.08 (US$0.009), compared to diluted adjusted loss per ADS of RMB0.42 (US$0.040) in the corresponding period a year ago and diluted adjusted income per ADS of RMB0.18 (US$0.022) in the third quarter. Please refer to the attached table for a reconciliation of net loss and diluted loss per ADS under US GAAP to adjusted income/(loss) and basic and diluted adjusted income/(loss) per ADS.

The Company recorded a net loss of RMB62.2 million (US$7.7 million) for fiscal 2005, compared to a net loss of RMB18.4 million (US$2.2 million) in fiscal 2004. The US GAAP diluted loss per ADS for fiscal 2005 was RMB2.50 (US$0.310), compared to US GAAP diluted loss per ADS of RMB2.04 (US$0.248) in fiscal 2004. Adjusted loss for fiscal 2005 (a non-GAAP measure) was RMB82,000 (US$11,000), compared to adjusted loss of RMB8.4 million (US$1.0 million) in fiscal 2004. Diluted adjusted loss per ADS for fiscal 2005 (also a non-GAAP measure) was RMB0.00 (US$0.000), compared to diluted adjusted loss per ADS of RMB0.92 (US$0.110) in fiscal 2004. Please refer to the attached table for a reconciliation of net loss and loss per ADS under US GAAP to adjusted income/loss and basic and diluted adjusted income/loss per ADS.

As of December 31, 2005, the Company’s cash and cash equivalents balance was US$131.9 million, including restricted cash and cash equivalents of US$9.4 million.

“In the fourth quarter, eLong demonstrated another quarter of healthy revenue growth. In 2006 we will continue to invest in our business as we strive to strengthen our leading position in China’s attractive online travel market,” said Derek Palaschuk, eLong’s Chief Financial Officer.

Management Announcements

Tom SooHoo was appointed as Chief Executive Officer of eLong, Inc. effective January 23, 2006. Mr. SooHoo brings extensive retailing, consumer marketing and general management experience to the eLong team, experience developed while in senior leadership roles at McDonald’s China and Nike China. Former CEO Justin Tang resigned to pursue private equity investment opportunities. Mr. Tang, the founder of eLong, remains on the eLong Board of Directors.

Hal Fiske was appointed as General Counsel effective March 1, 2006. Prior to joining eLong, Mr. Fiske served as Senior Associate in the Beijing office of Baker & McKenzie, LLP.

Director Announcements

Effective February 23, 2006, the Company expanded the size of its Board of Directors from eleven to thirteen members and announced the appointment of the following two Expedia designees to its Board of Directors: Maru Sato, Managing Director, Expedia Japan, and Johan Svanstrom, General Manager Private Label, Expedia Asia Pacific. Following these appointments, eight of the thirteen members of eLong’s Board of Directors will be Expedia designees. eLong also appointed Tom SooHoo, Chief Executive Officer of eLong, as a member of the Board, replacing outgoing Board member Xiaojian Zhong.

Unaudited Preliminary Results for the Three Months Ended March 31, 2006

Based on preliminary unaudited results, eLong anticipates travel revenues for the first quarter 2006 in the range of RMB52 million (US$6.4 million) to RMB53 million (US$6.6 million), an increase of 44% to 47% from the first quarter of 2005 and total revenues of RMB57 million (US$7.1 million) to RMB58 million (US$7.2 million), an increase of 50% to 53% from the first quarter of 2005. Total hotel room nights in the first quarter of 2006 were 666,000, an increase of 30% from the first quarter of 2005 and total air segments were 218,000, an increase of 112% from the first quarter of 2005. An operating loss of RMB14 million (US$1.7 million) to RMB16 million (US$2.0 million) is expected for the first quarter of 2006.

These results for the three months ended March 31, 2006 are preliminary, and, therefore, subject to eLong’s completion of the customary quarterly closing and our auditor’s review procedures.

Note to the Financial Statements

The unaudited financial information disclosed above is preliminary. The audit of the financial statements and related notes to be included in our annual report on Form 20-F for the year ended December 31, 2005, is still in progress.

Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between our audited financial statements and this preliminary unaudited financial information.

Certain of the prior year comparative figures have been reclassified to conform to the current year’s presentation.

Safe Harbor Statement

Statements in this press release concerning eLong’s future business, operating results and financial condition are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they related to the Company are intended to identify such forward-looking statements. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Factors that could affect the Company’s actual results and cause actual results to differ materially from those included in any forward-looking statement include, but are not limited to, eLong’s historical operating losses, its limited operating history, declines or disruptions in the travel industry, the recurrence of SARS, an outbreak of bird flu, eLong’s reliance on having good relationships with hotel suppliers and airline ticket suppliers, collection risk with respect to eLong’s corporate travel accounts receivable, the possibility that eLong will be unable to timely comply with Section 404 of the Sarbanes-Oxley Act of 2002, the risk that eLong will not be successful in competing against new and existing competitors, risks associated with Expedia, Inc.’s (Nasdaq: EXPE) majority ownership interest in eLong and the integration of eLong’s business with that of Expedia’s, subsequent revaluations of the Chinese currency, changes in eLong’s management team and other key personnel and other risks outlined in eLong’s filings with the U.S. Securities and Exchange Commission (or SEC), including eLong’s Form 20-F filed with the SEC in connection with the Company’s fiscal year 2004 results. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of their dates.

Conference Call

eLong will host a conference call to discuss the fourth quarter 2005 earnings at 8:00pm Eastern Time, April 19, 2006 (Beijing/Hong Kong time: April 20, 2006 at 8:00am). The management team will be on the call to discuss quarterly results and highlights and to answer questions. The toll-free number for U.S. participants is 1-800-365-8460 and the dial-in number for Hong Kong participants is 852-2258-4000. The pass code for all participants is eLong.

A replay of the call will be available for 1 day between 9:15pm Eastern Time on April 19, 2006 and 9:15pm Eastern Time on April 20, 2006. The toll-free number for U.S callers is 1-800-945-6632 and the dial-in number for international callers is 852-2802-5151. The pass code for the replay is 743620.

Additionally, a live and archived web cast of this call will be available on the Investor Relations section of the eLong web site at http://ir.elong.net for three months.

About eLong, Inc.

Founded in 1999, eLong is a leading online travel service company headquartered in Beijing with a national presence across China. The Company uses web-based distribution technologies and a 24-hour nationwide call center to provide consumers with consolidated travel information and the ability to access hotel reservations at discounted rates at almost 3,100 hotels in major cities across China. The Company also offers air ticketing and other travel related services, such as rental cars, vacation packages and corporate travel services.

eLong operates the websites http://www.elong.com and http://www.elong.net.

Investor Contact:

Raymond Huang

eLong, Inc.

Investor Relations Manager

ir@corp.elong.com

86-10-5860-2288 ext. 6633

eLong, Inc. CONSOLIDATED STATEMENT OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

IN LOCAL CURRENCY

	Three Months Ended			Year Ended
	Dec. 31, 2005	Sep. 30, 2005	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2004
	RMB	RMB	RMB	RMB	RMB
Revenues
Hotel commissions	45,580	41,483	32,143	151,990	108,236
Airticketing commissions	7,551	7,504	2,882	23,773	10,091
Other travel revenue	2,948	3,978	1,446	15,742	2,471

Total travel revenue	56,079	52,965	36,471	191,505	120,798
Non travel	8,752	5,272	2,731	20,378	14,459

Total revenues	64,831	58,237	39,202	211,883	135,257

Cost of services	11,386	10,408	8,283	40,752	23,064

Gross profit	53,445	47,829	30,919	171,131	112,193

Operating expenses
Service development	12,723	9,371	4,532	38,614	14,524
Sales and marketing	30,981	26,233	20,399	104,222	73,413
General and administrative	16,431	12,192	10,838	46,741	27,281
Stock-based compensation	3,626	3,375	2,966	16,507	9,669
Amortization of intangibles	189	510	121	1,190	301
Writedown of goodwill and intangibles	—	17,545	—	17,545	—
Business tax and surcharges	3,705	3,233	2,098	11,636	7,220

Total operating expenses	67,655	72,459	40,954	236,455	132,408

Loss from operations	(14,210)	(24,630)	(10,036)	(65,324)	(20,216)
Other income/(loss)	6,495	(15,201)	1,687	4,170	2,119

Loss before income tax expense	(7,715)	(39,831)	(8,349)	(61,154)	(18,097)
Income tax expense	1,193	701	14	1,901	298
Minority interest	(243)	(77)	(66)	(833)	(42)

Net loss	(8,665)	(40,455)	(8,297)	(62,223)	(18,353)

Less: Amortization of options to preferred shareholder	—	—	414	—	414

Net income/ (loss) available for common shareholders	(8,665)	(40,455)	(8,711)	(62,223)	(18,767)

Basic loss per share	(0.17)	(0.81)	(0.34)	(1.25)	(1.02)
Diluted loss per share	(0.17)	(0.81)	(0.34)	(1.25)	(1.02)

Basic loss per ADS	(0.34)	(1.62)	(0.68)	(2.50)	(2.04)
Diluted loss per ADS	(0.34)	(1.62)	(0.68)	(2.50)	(2.04)

Shares used in computing basic net loss per share	50,311	50,244	25,258	49,638	18,319
Shares used in computing diluted net loss per share	50,311	50,244	25,258	49,638	18,319

eLong, Inc. CONSOLIDATED STATEMENT OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

IN U.S. DOLLARS

	Three Months Ended			Year Ended
	Dec. 31, 2005	Sep. 30, 2005	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2004
	US$	US$	US$	US$	US$
Revenues
Hotel commissions	5,648	5,126	3,884	18,834	13,078
Airticketing commissions	936	927	347	2,946	1,219
Other travel revenue	365	492	175	1,951	298

Total travel revenue	6,949	6,545	4,406	23,731	14,595
Non travel	1,084	652	330	2,525	1,747

Total revenues	8,033	7,197	4,736	26,256	16,343

Cost of services	1,411	1,286	1,001	5,050	2,787

Gross profit	6,622	5,911	3,735	21,206	13,556

Operating expenses
Service development	1,577	1,158	548	4,785	1,755
Sales and marketing	3,839	3,242	2,465	12,914	8,870
General and administrative	2,036	1,507	1,309	5,792	3,296
Stock-based compensation	449	417	358	2,045	1,168
Amortization of intangibles	23	63	15	147	36
Writedown of goodwill and intangibles	—	2,168	—	2,174	—
Business tax and surcharges	459	400	253	1,442	872

Total operating expenses	8,383	8,955	4,948	29,300	15,997

Loss from operations	(1,761)	(3,044)	(1,213)	(8,094)	(2,442)
Other income/(loss)	805	(1,879)	204	517	256

Loss before income tax expense	(956)	(4,923)	(1,009)	(7,577)	(2,186)
Income tax expense	148	87	2	236	36
Minority interest	(30)	(10)	(8)	(103)	(5)

Net loss	(1,074)	(5,000)	(1,003)	(7,710)	(2,217)

Less: Amortization of options to preferred shareholder	—	—	50	—	50

Net income/ (loss) available for common shareholders	(1,074)	(5,000)	(1,053)	(7,710)	(2,267)

Basic loss per share	(0.021)	(0.100)	(0.041)	(0.155)	(0.124)
Diluted loss per share	(0.021)	(0.100)	(0.041)	(0.155)	(0.124)

Basic loss per ADS	(0.042)	(0.200)	(0.082)	(0.310)	(0.248)
Diluted loss per ADS	(0.042)	(0.200)	(0.082)	(0.310)	(0.248)

Shares used in computing basic net loss per share	50,311	50,244	25,258	49,638	18,319
Shares used in computing diluted net loss per share	50,311	50,244	25,258	49,638	18,319

Note 1: The conversions of Renminbi (RMB) into United States dollars (USD) as at the reporting dates are based on the noon buying rate of USD1.00 = RMB8.0702 on December 31, 2005, USD1.00 = RMB8.092 on September 30, 2005 and USD USD1.00 = 8.2765 on December 31,2004 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S.dollars at that rate on the reporting dates.

eLong, Inc. CONSOLIDATED SUMMARY BALANCE SHEET DATA

(UNAUDITED, IN THOUSANDS)

	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2004
	RMB	RMB	US$	US$
ASSETS
Current assets
Cash and cash equivalents	988,560	610,047	122,495	73,708
Restricted cash equivalents	76,177	35,735	9,439	4,318
Total Accounts receivable, net	34,655	36,712	4,294	4,436
Investment securities	260	432	32	52
Prepaid expenses and other current assets	9,982	15,902	1,237	1,921

Total current assets	1,109,634	698,828	137,498	84,435
Equipment and software, net	33,306	15,428	4,127	1,864
Goodwill	34,083	20,333	4,223	2,457
Intangibles	4,806	4,579	596	553
Other non-current assets	6,508	1,321	806	160
Deferred tax assets	84	586	10	71

Total assets	1,188,421	741,075	147,260	89,540

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable, accrued expenses and other payables	88,013	57,645	10,906	6,965
Advances from customers	736	341	91	41
Short term loans	6,000	—	743	—
Business and other taxes payable	3,004	1,114	372	135

Total current liabilities	97,753	59,100	12,112	7,141
Deferred Tax Liabilities	132		16

Total liabilities	97,885	59,100	12,128	7,141

Minority interest	1,628	2,457	202	297

Shareholders’ equity
Stock warrant	—	84,906	—	10,259
Ordinary shares	4,167	3,298	516	398
Additional paid-in capital	1,216,879	672,684	150,787	81,276
Other equity items	(26,441)	(38,620)	(3,276)	(4,666)
Accumulated deficit and other comprehensive income	(105,697)	(42,750)	(13,097)	(5,165)

Total shareholders’ equity	1,088,908	679,518	134,930	82,102

Total liabilities and shareholders’ equity	1,188,421	741,075	147,260	89,540

eLong, Inc. RECONCILIATION OF US GAAP INCOME/(LOSS) AND EPS TO NON-GAAP

ADJUSTED INCOME/(LOSS) AND EPS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

IN LOCAL CURRENCY

	Three Months Ended			Year Ended
	Dec. 31, 2005	Sep. 30, 2005	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2004
	RMB	RMB	RMB	RMB	RMB
Net loss	(8,665)	(40,455)	(8,711)	(62,223)	(18,767)

Amortization of non-cash stock-based compensation	3,626	3,375	3,380	16,507	10,083
Amortization of intangibles	189	510	121	1,190	301
Other non-cash compensation	505	506	—	1,011	—
Unrealised foreign exchange losses on US$ net monetary assets/liabilities	2,439	23,449	—	25,888	—
Writedown of subsidiary’s goodwill and intangibles	—	17,545	—	17,545	—

Adjusted income/ (loss)	(1,906)	4,930	(5,210)	(82)	(8,383)

Basic adjusted income/(loss) per share	(0.04)	0.10	(0.21)	0.00	(0.46)
Diluted adjusted income/(loss) per share	(0.04)	0.09	(0.21)	0.00	(0.46)

Basic adjusted income/(loss) per ADS	(0.08)	0.20	(0.41)	0.00	(0.92)
Diluted adjusted income/(loss) per ADS	(0.08)	0.18	(0.42)	0.00	(0.92)

Shares used in computing adjusted basic income/(loss) per share	50,311	50,244	25,258	49,638	18,319
Shares used in computing adjusted diluted income/(loss) per share	50,311	53,075	25,258	49,638	18,319

eLong, Inc. RECONCILIATION OF US GAAP INCOME/(LOSS) AND EPS TO NON-GAAP

ADJUSTED INCOME/(LOSS) AND EPS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

IN U.S. DOLLARS

	Three Months Ended			Year Ended
	Dec. 31, 2005	Sep. 30, 2005	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2004
	US$	US$	US$	US$	US$
Net loss	(1,074)	(5,000)	(1,053)	(7,710)	(2,267)

Amortization of non-cash stock-based compensation	449	417	408	2,045	1,218
Amortization of intangibles	23	63	15	147	36
Other non-cash compensation	63	63	—	125	—
Unrealised foreign exchange losses on US$ net monetary assets/liabilities	302	2,898	—	3,208	—
Writedown of subsidiary’s goodwill and intangibles	—	2,168	—	2,174	—

Adjusted income/ (loss)	(237)	609	(630)	(11)	(1,013)

Basic adjusted income/(loss) per share	(0.005)	0.012	(0.025)	0.000	(0.055)
Diluted adjusted income/(loss) per share	(0.005)	0.011	(0.020)	0.000	(0.055)

Basic adjusted income/(loss) per ADS	(0.009)	0.024	(0.050)	0.000	(0.110)
Diluted adjusted income/(loss) per ADS	(0.009)	0.022	(0.040)	0.000	(0.110)

Shares used in computing adjusted basic income/(loss) per share	50,311	50,244	25,258	49,638	18,319
Shares used in computing adjusted diluted income/(loss) per share	50,311	53,075	25,258	49,638	18,319

Use of Non-GAAP Financial Information

To supplement our consolidated financial statements presented herein in accordance with accounting principles generally accepted in the United States (“US GAAP”), the Company also uses non-GAAP measures of adjusted net income/(loss) and adjusted diluted income/(loss) per ADS, which are adjusted from results based on US GAAP to exclude the impact of (1) amortization of non-cash compensation expense, (2) amortization and impairment of intangible assets and goodwill, and (3) unrealised foreign exchange gains and losses on the conversion of eLong’s US$ denominated net monetary assets/liabilities into Renminbi. Management believes these non-GAAP financial measures enhance the user’s overall understanding of our current financial performance and our prospects for the future and, additionally, uses these non-GAAP financial measures for the general purpose of analyzing and managing the Company’s business. Specifically, we believe the non-GAAP financial measures provide useful information to both management and investors by excluding certain charges that we believe are not indicative of our core operating results. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with US GAAP.